UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Providence and Worcester Railroad Company
(Name of Issuer)

Common Stock $.50 par value per share
(Title of Class of Securities)

743737 10 8
(CUSIP Number)

Stephen J. Carlotti, Esq.
Hinckley, Allen & Snyder
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
(Name, address and telephone number of person
authorized to receive notices and communications)

February 14, 2014
(Date Of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

CUSIP No. 743737 10 8

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
(a) Robert H. Eder

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	Not applicable.
		(b)	Not applicable.

	3.	SEC Use Only

	4.	Source of Funds (See Instructions): PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 0

		8.	Shared Voting Power 892,742a

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 892,742a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 892,742
______________________________
a Robert H. Eder is a co-trustee with his wife, Linda Eder, and beneficiary of the Robert H. Eder Trust which owns 768,162 shares of the Common Stock of the Providence and Worcester Railroad Company and 500 shares of the Company Preferred Stock.  $0.50 par value (the “Preferred Stock”), each share of which is convertible at any time into 100 shares of the Company’s Common Stock, $0.50 par value (the “Common Stock”) and a co-trustee with his wife and contingent beneficiary of the Linda Eder Trust which owns 74,580 of the Common Stock of the Providence and Worcester Railroad Company.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 18.4% (based upon 4,841,955 shares outstanding)
14.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Person:
	(a)	Robert H. Eder Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	Not applicable
	(b)	Not applicable.

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 768,162

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 768,162

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 818,162b

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.	Percent of Class Represented by Amount in Row (11): 16.9% (based upon 4,841,955 shares outstanding)

14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer
Common Stock $0.50 par value per share (“Common Stock”), Providence and Worcester Railroad Company, 75 Hammond Street, Worcester, MA 01610.

Item 2.	Identity and Background
	(a)	Robert H. Eder

	(i)	Robert H. Eder;
	(ii)	Residential Address: 130 Sunrise Avenue, Apt. 507, Palm Beach, Florida 33480;
	(iii)	Retired;
	(iv)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
(v)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

	(vi)	United States.

__________________________
b Includes 50,000 shares of Common Stock issuable upon conversion of 500 shares of Preferred Stock owned by the Robert H. Eder Trust.  Excludes 74,580 shares owned by the Linda Eder Trust.

(b)	Robert H. Eder Trust

(i)	Robert H. Eder Trust;
(ii)	Residential Address: c/o Robert H. Eder, 130 Sunrise Avenue, Apt. 507, Palm Beach, Florida 33480;
(iii)	N/A;
(iv)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding;
(v)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and the Reporting Person is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws; and

(vi)	United States.

Item 3.	Source and Amount of Funds or Other Consideration
The funds used to purchase certain securities herein described came from the personal resources of the Reporting Person.

Item 4.	Purpose of Transaction
Robert H. Eder transferred 768,162 shares of the Common Stock of the Company and 500 shares of the Company’s Preferred Stock which is convertible into 50,000 shares of the Company’s Common Stock to the Robert H. Eder Trust, a revocable inter-vivos trust, of which he and his wife, Linda Eder, are co-trustees.  Mr. Eder is also co-trustee with his wife of the Linda Eder Trust established by his wife which owns 74,580 shares of the Common Stock of the Company.  Mr. Eder is Chairman of the Board of Directors of the Company.  Mr. Eder and Mrs. Eder acquired the shares held by the trusts over time as an investment.  Mr. Eder does not have any plans, which relate to or would result in:  (a) the acquisition by any person of additional securities of the issuer, or the disposition of the securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.  Robert H. Eder Trust has no such plans in its capacity as an investor.

Item   Item 5.                   Interest in Securities of the Issuer

(a)
The aggregate number of securities identified pursuant to Item 1 beneficially owned by Mr. Eder is 892,742c, representing 18.4% of the 4,841,955 shares of the issuer’s Class A Common Stock outstanding on December 31, 2012, of which 74,580 shares are held directly by the Linda Eder Trust and 768,162 shares are held by the Robert H. Eder Trust.

(b)
(i) The number of shares as to which Mr. Eder has sole power to vote or to direct the vote is 0; the number of shares as to which there is shared power to vote or to direct the vote is 842,742d; the number of shares as to which there is sole power to dispose or to direct the disposition is 0; the number of shares as to which there is shared power to dispose or direct the disposition is 842,742.d

(ii) The number of shares as to which the Robert H. Eder Trust has sole power to vote or to direct the vote is 768,162d; the number of shares as to which there is shared power is 0; the number of shares as to which there is sole power to dispose or direct the disposition is 768,162d; the number of shares as to which there is shared power to dispose or direct the disposition is 0.

(c)	(i), (ii) None

(d)	(i), (ii) Not applicable.

(e)	(i), (ii) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to securities of the Issuer.

Item 7.	Material to be filed as exhibits.

___________________

c Assumes conversion of 500 shares of Preferred Stock into 50,000 shares of Common Stock.
d Excludes the Preferred Stock owned by the Robert H. Eder Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 21, 2014	By:	/s/ Stephen J. Carlotti
Stephen J. Carlotti, as Attorney-In-Fact for
Robert H. Eder and the Robert H. Eder Trust